                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K





(Mark One)

{X}      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

                            AND EXCHANGE ACT OF 1934

For the fiscal year ended  December 31, 1999.
                           -------------------------------------------------



                                       OR


{  }     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

                            AND EXCHANGE ACT OF 1934

For the transition period from                     to
                               -------------------     ------------------



Commission file number   0-16668
                        -----------------

         A.       Full title of the plan and the address of the plan:

                  WSFS Financial Corporation
                  401(k) Savings and Retirement Plan
                  838 Market Street
                  Wilmington, DE  19899

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  WSFS Financial Corporation
                  838 Market Street
                  Wilmington, DE  19899

                              REQUIRED INFORMATION




The audited financial statements required are incorporated herein by reference from the Financial Statements, December 31, 1999, attached as Exhibit 1.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                            WSFS Financial Corporation
                                       401(k) Savings and Retirement Plan




DATE:          June 28, 2000           /s/            Deborah A. Powell
                                       ----------------------------------------
                                                     Deborah A. Powell
                                                     Plan Administrator

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN

                            Financial Statements and
                             Supplementary Schedules

                           December 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)


                         Engagement Partner: T.T. Sweet
                    Concurring Review Partner: J.A. Broderick

                     Docket No.: 402MAPHL PEAT No.: 10336735

                                    EXHIBIT 1

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN

                            Financial Statements and
                             Supplementary Schedules

                           December 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN


                                Table of Contents



                                                                          Page

Independent Auditors' Report                                                 1

Statements of Net Assets Available for Benefits,
    December 31, 1999 and 1998                                               2

Statements of Changes in Net Assets Available for Benefits,
    Years ended December 31, 1999, 1998 and 1997                             3

Notes to Financial Statements                                                4


Schedules:

1   Schedule of Assets Held for Investment Purposes,
       December 31, 1999                                                     9

2   Schedule of Reportable Transactions, Year ended
       December 31, 1999                                                    10

                          Independent Auditors' Report


The Participants and Administrator
WSFS Financial Corporation
    401(k) Savings and Retirement Plan:


We have audited the accompanying statements of net assets available for benefits of the 401(k) Savings and Retirement Plan of WSFS Financial Corporation (the
Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Plan's net assets available for benefits as of December 31, 1999 and 1998, and changes in net assets available for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in the schedules of assets held for investment purposes and reportable transactions is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                  /s/ KPMG LLP



June 16, 2000

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 1999 and 1998






                                                     1999            1998
                                                 -----------     -----------

Assets:
     Investments (note 3)                        $14,013,249      14,101,858
                                                 -----------     -----------

Receivables:
     Employer contributions                           65,405          51,047
     Loans to participants                           606,064         645,660
                                                 -----------     -----------

         Total receivables                           671,469         696,707
                                                 -----------     -----------

Net assets available for plan benefits           $14,684,718      14,798,565
                                                 ===========     ===========


The accompanying notes are an integral part of these financial statements.

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN

           Statements of Changes in Net Assets Available for Benefits

                  Years ended December 31, 1999, 1998 and 1997




                                                      Years Ended December 31,
                                          --------------------------------------------
                                              1999            1998              1997
                                          ------------    ------------    ------------
Additions:
    Investment income:
    Interest and dividends                $    226,786         236,959         357,296
    Net (depreciation) appreciation in
       fair value of investments            (1,060,535)       (619,263)      5,549,009
                                          ------------    ------------    ------------

                                              (833,749)       (382,304)      5,906,305
                                          ------------    ------------    ------------
Contributions:
    Employer                                   754,431         616,145         803,838
    Participants                               697,657         537,143         421,036
                                          ------------    ------------    ------------

                                             1,452,088       1,153,288       1,224,874
                                          ------------    ------------    ------------

Transfers from other qualified plans
    on behalf of participants                     --            34,181         384,153
                                          ------------    ------------    ------------

          Total additions                      618,339         805,165       7,515,332

Deductions:
    Benefits paid                              732,186       3,481,573       1,502,808
                                          ------------    ------------    ------------

          Net (decrease) increase             (113,847)     (2,676,408)      6,012,524

Net assets available for plan benefits:
    Beginning of year                       14,798,565      17,474,973      11,462,449
                                          ------------    ------------    ------------

    End of year                           $ 14,684,718      14,798,565      17,474,973
                                          ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN

                          Notes to Financial Statements

                        December 31, 1999, 1998 and 1997



(1)    Description of Plan

       The purpose of the Plan is to encourage and assist employees in following a systematic savings program suited to their individual long-term financial objectives. The Plan is subject to the provisions of the Employees Retirement Income Security Act of 1974 (ERISA). The following description of the WSFS Financial Corporation 401(k) Savings and Retirement Plan (the Plan), provides only general information. Participants should refer to the Plan Agreement or the Summary Plan Description for a more complete description of the Plan's provisions.

       (a)    Plan Amendment

              Effective July 1, 1997, the Plan was amended to change the Trustee from Wilmington Trust Company to the Charles Schwab Trust Company. In addition, the amendment established the WSFS Base Profit-Sharing Contribution to replace the Discretionary Profit-Sharing Contribution, modified the vesting schedule, and revised the employer matching contribution program. Each of these amendments is discussed further in the captions that follow.

       (b)    Eligibility

              All full- and part-time employees of WSFS Financial Corporation or its subsidiaries (the Employers) who were employed on or before June 30, 1993 were eligible to participate on the first of the month following 90 days of service. Employees hired after June 30, 1993 are eligible to participate following the completion of one year of continuous employment, 1,000 hours of service and attainment of age 21.

       (c)    Contributions

              Participants may authorize the Employers to make payroll deductions under the Plan from 1% to 15% of their total compensation not to exceed $10,000 in 1999. The percentage contribution may be increased, decreased, revoked or resumed at any time during the year. Such changes are effective as of the next pay period. Contributions made by participants are credited to their individual accounts and are made on a pre-tax basis assuming applicable regulations set forth in the Internal Revenue Code are satisfied.

              All contributions made by the Employers on participants' behalf are also on a pre-tax basis. The Employers' contributions to the Plan are made monthly and comprise the following:

                  Company Matching Contribution - An employer matching contribution program was implemented effective July 1, 1993, under which the Company matched 25% of the employees' contribution up to 6%. This matching contribution program was amended effective July 1, 1997 such that the Company matches 100% of the employee's contribution up to 5% of total compensation. The matching contribution is in the form of WSFS Financial Corporation common stock.

                  Employer Base Profit Sharing Contribution - Effective July 1, 1993, the Company implemented a profit sharing program. The program was amended and effective as of July 1, 1997. The contribution for each eligible participant is calculated as a fixed percentage of the participant's total compensation. Prior to that the contribution was calculated on a pro-rata basis of the Participant's compensation in relation to the total compensation of all participants. The profit sharing contribution is in the form of WSFS Financial Corporation common stock and consists of two parts:

                  o Base Contribution - Awarded quarterly based on the fixed percentage established at the beginning of the year.

                  o Supplemental Contribution - Awarded at year-end or shortly thereafter in the event the Company equaled or exceeded budgeted targets for the entire year.

                  For the years ended December 31, 1999, 1998 and 1997, no Supplemental Contribution was made.

                  Excess Flexible Benefit Funds - Under the Employers' BeneFlex programs, employees are provided a fixed amount of funds by the Employer which can be used to purchase optional employee benefits. In lieu of purchasing such benefits, employees may direct all or part of these funds to be contributed to the Plan on their behalf.

       (d)    Participants' Accounts

              Participants' accounts are credited for their contributions and the Employers' contribution made on their behalf. Participants' accounts are also credited with an allocation of the earnings or losses of the Plan fund in which each participant's account is invested based upon the change in unit share price of all funds and for the money market fund upon the ratio of the account balance to the total of all participants' account balances in that fund.

       (e)    Vesting

              All employee contributions are 100% vested and are not subject to forfeiture for any reason. Employer contributions which are forfeited by participants reduce future Employer contributions. Employer's contributions were vested immediately for employees who enrolled in the Plan prior to June 30, 1993. The Plan's vesting schedule was amended as of July 1, 1997. The new vesting schedule applies to all participants who enrolled in the Plan after June 30, 1993. The table below shows the vesting schedule (old and amended) for employees who enrolled in the Plan after June 30, 1993.

                                   Vested percentages        Vested percentages
              Year of service          as amended            Prior to amendment
              ---------------      ------------------        ------------------

                    0-1                     20%                      0%
                     2                      40%                      0%
                     3                      60%                      20%
                     4                      80%                      40%
                     5                     100%                      60%
                     6                      --                       80%
                     7                      --                      100%

       (f)    Withdrawals

              Participants' accounts are segregated between pre-January 1, 1988 and post-January 1, 1988 contributions. Employee contributions made subsequent to January 1, 1988 are made on a pre-tax basis and withdrawals are subject to tax and, in certain instances, penalty. Effective January 1, 1993, the Plan is required to withhold federal income taxes at a flat rate of 20% on the taxable portion of withdrawals that are not directly rolled over into an Individual Retirement Account (IRA) or another qualified retirement plan. This withholding tax does not apply to minimum distributions and annuity payments. Participant interest payments on loans, which are recorded as earnings, are made on a post-tax basis.

              Under the Plan, participants may request hardship withdrawals of vested contributions (but not income earned on contributions after December 31, 1988) which must be approved by the Employee Benefits Committee and can only be made for one of the following reasons:

              1.  Purchase of primary residence of the participant

              2.  Preservation of primary residence

              3.  Certain medical expenses of a participant or their dependents

              4. Tuition for the next semester or quarter of postsecondary education of the employee, spouse or dependents.

              Hardship withdrawals are subject to applicable withholding taxes.

       (g)    Loan Provision

              Under the Plan, participants may obtain loans up to 50% of their vested account balance with a minimum loan of $1,000 and a maximum loan of $50,000. The interest rate on loans is 10%. Interest paid on the loan is added to the participant's account balance. Loans are secured by the participant's interest in the Plan.

       (i)    Administrative Expenses

              Expenses relating to the administration of the Plan are paid by WSFS Financial Corporation. Costs incurred by the Plan relating to voluntary removal of funds in the form of loan proceeds or withdrawals are borne by the Plan participants.


(2)    Summary of Significant Accounting Policies

       (a)    Basis of Presentation

              The accompanying financial statements are prepared on the accrual basis of accounting. Revenues and expenses are recognized when earned or incurred in accordance with generally accepted accounting principles.

       (b)    Investment in Securities

              Investments in short-term securities are valued at cost which approximates market. Investments in mutual funds are valued at the net asset value of the fund which is based on the quoted year-end market value of securities held by the fund. WSFS Financial Corporation common stock is valued at the year-end market price.

       (c)    Revenue Recognition and Method of Accounting

              The Plan records all transactions on an accrual basis. Investment income is recorded as earned. The Plan calculates realized gains and losses and unrealized appreciation and depreciation as the difference between market value and cost; IRS Form 5500 calculates realized gains and losses and unrealized appreciation and depreciation as the difference between market value at time of sale and market value at the prior period year end.

       (d)    Fund Accounting for Income

              The mutual funds invest interest and dividend income within the fund to purchase more fund assets rather than distribute the income among investors in the fund.

       (e)    Accounting and Reporting Changes

              In September 1999, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 99-3, Accounting and Reporting of Certain Defined Contribution Plan Investment and Other Disclosure Matters. SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999, with earlier application encouraged. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.


(3)    Investments

       The following represents investments, at fair value, that are 5% or more of the Plan's net assets.

                                                   December 31,
                                            -------------------------
                                                1999          1998
                                            -----------   -----------


Schwab Institutional Advantage Money Fund   $   953,276       996,001
Strong Government Securities Fund               890,772       951,007
Oakmark Fund                                  1,141,675     1,460,886
Dreyfus Appreciation Fund                     1,902,491     1,712,356
Dreyfus Small Company Value Fund              1,026,846       828,817
WSFS Financial Corporation Common Stock       5,589,116     6,984,367
Vanguard Index 500                            1,030,967       491,916
Janus Worldwide Fund                          1,478,106       676,508
                                            -----------   -----------
Total investments                           $14,013,249    14,101,858
                                            ===========   ===========

       During 1999, 1998 and 1997, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the years) (depreciated) appreciated in value by $(1,065,550), $(619,263), and $5,549,009, as follows:

                                1999           1998           1997
                            -----------    -----------    -----------

        Mutual funds        $   764,845        612,055        723,537
        Common stock         (1,825,380)    (1,231,318)     4,825,472
                            -----------    -----------    -----------

        Total investments   $(1,060,535)      (619,263)     5,549,009
                            ===========    ===========    ===========


(4)    Nonparticipant-Directed Investments

       Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                              December 31,
                                                        ----------------------
                                                           1999         1998
                                                        ---------       ------

       Net assets:
           WSFS Financial Corporation Common Stock     $ 5,654,511     7,035,414



                                                                Years ended
                                                -----------------------------------------
                                                    1999           1998            1997
                                                -----------    -----------    -----------
Changes in net assets:
    Contributions                               $   836,121        682,260        824,329
    Interest and dividends                           37,506         42,856           --
    Net appreciation                             (1,825,380)    (1,231,318)     4,825,472
Transfers from other qualified plans on
    behalf of participants                             --            7,615         64,656
Benefits paid to participants                      (158,603)    (1,410,037)      (712,226)
Transfers to participant-directed investments      (270,547)      (785,692)      (372,817)
                                                -----------    -----------    -----------
                                                $(1,380,903)    (2,694,316)     4,629,414
                                                ===========    ===========    ===========


(5)    Income Tax Status

       The Plan administrator has obtained a tax determination letter requesting exemption from income tax under section 401(k) of the Internal Revenue Code. Accordingly, no provision for income tax is included in the event of a plan termination.

(6)    Description of Priorities Upon Plan Termination

       Although WSFS Financial Corporation has not expressed any intention to terminate the Plan, it may do so at any time. In the event of a termination, each participant will receive a total distribution equal to their vested share of each of the funds. All unvested Employer contributions revert to the Employer in the event of a plan termination.

                                                                      Schedule 1

                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1999





                                                     Shares       Fair Value
                                                     ------       ----------

Schwab Institutional Advantage Money Fund            953,276    $      953,276
Strong Government Securities Fund                     88,158           890,772
Oakmark Fund                                          41,860         1,141,675
Dreyfus Appreciation Fund                             41,515         1,902,491
Dreyfus Small Company Value Fund                      45,615         1,026,846
WSFS Financial Corporation common stock              440,735         5,589,116
Vanguard Index 500                                     6,870         1,030,967
Janus Worldwide Fund                                  19,250         1,478,106
                                                                --------------

Total investments                                               $   14,013,249
                                                                ==============

Loans to participants                                           $      606,064
                                                                ==============

                                                                      Schedule 2


                           WSFS FINANCIAL CORPORATION
                       401(k) SAVINGS AND RETIREMETN PLAN

                       Schedule of Reportable Transactions

                          Year ended December 31, 1999

     (single transaction or series of transactions in one issue aggregating
       5% or more of the market value of plan assets at January 1, 1999)




                                                                   Sales                               Number of       Number of
            Name of party and                             ---------------------                      purchases and     sales and
          description of assets          Purchases          Cost       Proceeds     Gains (Loss)       issuances      redemption
----------------------------------     ---------------    ---------    --------     -------------   ---------------   ----------
Series of transactions:
    WSFS Financial Corporation
       Common Stock                     $ 1,149,875        712,545       716,426         3,881              65            132

